July 27, 2005

Mr. Jim Allegretto

Senior Assistant Chief Accountant

Securities and Exchange Commission

450 Fifth Street, N.W

Washington, D.C. 20549-0405

Re:          Cap Rock Energy Corporation

Form 10-K for the year ended December 31, 2004

Filed March 29, 2005

File No. 0-32667

Dear Mr. Allegretto:

On behalf of the Company, we have set forth below the Company’s responses to the comments of the Staff of the Securities and Exchange Commission, dated July 14, 2005, regarding the Company’s Annual Report on Form 10-K for the year ended December 31, 2004.  For your convenience, each response follows the sequentially numbered Staff comment copied in bold from your letter.  When we refer to pages or notes in this letter, we refer to the page or note numbers in the Form 10-K.  We have filed an amendment to the 10K to reflect the changes suggested by the Staff in comments 1 and 2.  Per discussion with you, we have included in the amendment only the items that changed.

Item 9(a).  Controls and Procedures, page 24

1.                                      We note that the conclusion of your Chief Executive Officer and Chief Financial Officer regarding the effectiveness of your disclosure controls and procedures does not state that your disclosure controls and procedures were effective as of the end of the period covered by the report as required by Item 307 of Regulation S-K.  Please revise or tell us why a revision is not necessary.

Response:

We believed our wording in Item 9(a) was clear in that the controls and procedures were effective as of the end of the period covered, but we have clarified the wording as follows in the amendment:

ITEM 9(a).                                       CONTROLS AND PROCEDURES

As of the end of the period covered by this report, an evaluation was performed under the supervision and with the participation of the Company’s management, including the Chief Executive Officer and the Chief Financial Officer, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures pursuant to Exchange Act Rule 13a-15.  Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that the design and operation of these disclosure controls and procedures were effective as of the end of the period covered by the report.  There have been no changes in the Company’s internal controls over financial reporting identified in connection with the evaluation referred to above that materially affected, or are reasonably likely to materially affect, the Company’s internal controls over financial reporting.

Signatures, page 32

2.                                      The report must be signed by your principal financial officer and principal accounting officer.  See General Instruction D (2) (a) of Form 10-K.  Please revise to include the signatures of your principal financial officer and principal accounting officer.

Response:

We appreciate the Staff’s comment.  The signature of the principal financial and accounting officer was inadvertently omitted from the document when it was filed.  We have revised the signature page by adding the signature of the Chief Financial Officer, who is the principal financial and accounting officer.

Financial Statements

Consolidated Statements of Operations, page F-3

3.                                      We note that you classified the impairment of Lamar combination costs as other income (expense).  Please tell us your basis in GAAP for classifying the charge as a non-operating expense as opposed to an expense classified in operating income.  Please refer to Rule 5-03(b) (9) of Regulation S-X.

Response:

We have read Rule 5-03(b) (9) of Regulation S-X as you noted above, noting that reference indicates types of costs that should be reflected in nonoperating expenses: “(a) losses on securities (net of profits) and (b) miscellaneous income deductions.”  We believe we have complied with the rule.  As a utility, most items shown as operating are related to rate making, whereas items shown as nonoperating are not included in any rate base or afforded rate making treatment.  Because the costs related to the failed Lamar acquisition are being borne by shareholders, we believed the appropriate classification of the costs (to distinguish rate payor costs from shareholder costs) was to place them in the nonoperating section.  In addition, Rule 5-03(b) (9) of Regulation SX also requires that these nonoperating costs be fully disclosed in the filing which we have done in footnote 4 to the consolidated financial statements, “Unsuccessful Lamar Acquisition,” and footnote 22, “Commitments and Contingencies.”

Consolidated Balance Sheets, page F-4

4.                                      We note that you adopted FAS 123 effective January 1, 2003 and that you recorded deferred (unearned) compensation as a separate reduction of stockholders’ equity.  Under paragraph 30 of FAS 123, compensation cost is recognized over the period in which employee services are rendered by a charge to compensation cost and a corresponding credit to paid-in capital.  Please advise.

Response:

We agree and have applied paragraph 30 of SFAS #123 in that compensation cost is charged to expense as the award is earned.  In the case of the Registrant, the stock is able to be voted immediately upon grant by the grantee, but all other rewards of ownership are not bestowed until future services have been rendered, and the stock is vested.  (i.e. the stock cannot be sold or transferred until the vesting has taken place.)  The initial award was a credit to common stock and paid in capital, and unearned compensation was recorded as a reduction of equity until it is earned.  Once earned, the unearned compensation is then charged to expense through the income statement, to reflect the earned compensation in the corresponding period.  We believe equity is properly stated based on the standard.

Consolidated Statement of Cash Flows, page F-7

5.                                      Please tell us why depreciation and amortization for 2003 and 2002 do not agree to the amounts disclosed in the statements of operations.  In doing so, please tell us the amount of amortization of the capital lease classified as purchased power cost and any other items and their amounts that account for the difference in each period.  We assume you are recovering your cash lease payments in rates, if otherwise please advise.  Is so, please tell us how the cash lease payments are being classified in the statements of cash flows.  Please support your treatment of lease payments in the statements of cash flows with reference to promulgated GAAP or predominant practice.

Response:

In accounting for the capital lease payments in connection with the transmission system, the Company followed the parameters of SFAS #71, specifically paragraphs 40, 41 and 42.  For rate-making purposes, the Company was allowed to recover the cost of the lease payments from customers over the lease term of ten years.  This Statement specifies that when regulators treat a leasing arrangement as an operating lease, which under SFAS #13 should be accounted for as a capital lease, the capital lease accounting and disclosure treatment should be followed for financial reporting purposes; the regulators’ actions do not affect the classification of the lease.  The amortization/depreciation of the asset and recognition of interest expense should match the ratemaking treatment being granted by the regulator.  Therefore, the Company was recognizing amortization/depreciation and interest in the same amounts as being recovered through rates.  In addition, because these costs were being recovered as purchased power costs from customers, they were classified as purchased power costs in the income statement, instead of depreciation expense.  This method is consistent with industry practice when we adopted it in 1994.  In future filings, we will clarify our discussion.

SFAS #95, paragraph 126 addresses the form of the reconciliation of net income to net cash flow from operating activities.  This requires adjusting net income to remove the effects of all deferrals, accruals of expected future operating cash receipts and payments, and the effects of all items whose cash effects are investing or financing cash flows (e.g. depreciation, goodwill amortization, etc).  The table below reconciles the income statement caption of depreciation/amortization with the cash flow caption:

	2003	2002

Depreciation/amortization expense per income statement	$6,719	$5,834
Depreciation/amortization classifed as purchased power cost	2,990	3,119
Depreciation/amortization per cash flow statement	$9,709	$8,953

Notes to Consolidated Financial Statements, page F-8

Note 7.  Investments and Notes Receivable, page F-17

6.                                      The sale of your MAP investment indicated the inability to recover the carrying value of the investment.  Please tell us the facts and circumstances that gave rise to the loss on the sale given that you recognized equity earnings and your representation that appreciation of your MAP investment occurred over the period you held the investment.  We assume you mean that you MAP investment was sold in excess of original cost but the equity pick-ups over the years caused carrying value to exceed ultimate sales proceeds.  If otherwise, tell us what you mean.  If our assumption is correct, please tell us whether you tested the MAP investment for other than temporary losses in periods preceding the sale.  To the extent you were recognizing equity pick-up income when the underlying investment underwent other-than-temporary declines in value would not be fair presentation.  Please refer to paragraph 19(h) of APB 18.

Response:

The Company recorded an initial investment of $2,031,000 in December 2000.  We recorded equity pick-ups of $275,000 over the period January 2001 through the sale date of October 2003.  Over the period that we held the stock, we had no reason to believe we would not be able to recover our investment.  We performed impairment tests based on a review of MAP’s unaudited financial statements and partial oil and gas reserve reports, which indicated no write down was necessary.  The stock was not part of our core business and as such, in a continuing effort to divest noncore assets, the Company received an offer to sell the stock, and APB 18 paragraph (f) was applied.  The intent was to maximize the asset sale; however, the Company, in its effort to divest noncore assets, accepted the offer to sell the asset that effectively allowed the Company to recover its original cash investment.

Note 23.  Income Taxes, page F-32

7.              In future filings please include a reconciliation of reported income tax expense (benefit) attributable to continuing operations to the amount of income tax expense (benefit) that would result from applying domestic federal tax rates to pretax income from continuing operations for each of the years presented in the statements of operations.  Please refer to paragraph 47 of FAS 109.

Response:

We acknowledge your point, and future filings (Form 10-K for 2005) will include the aforementioned reconciliation.

We acknowledge that we are responsible for the adequacy and accuracy of the disclosure in our filings with the Commission, that Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by Staff do not foreclose the Commission from taking any action with respect to such filings, and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning the foregoing, please do not hesitate to contact me at 432-684-0307.

Sincerely,

/s/ Celia B. Page
Celia B. Page
Vice President, Chief Accounting Officer,
Assistant Secretary/Treasurer and Controller

cc:                                 Bill Thompson, Securities and Exchange Commission

David W. Pruitt, Cap Rock Energy Corporation

Richard Terrill, Esq.

Darin Kempke, KPMG LLP